Exhibit 99.1

Three Experts Offer Fintech App Marketing Tips You Can Bank On

Peggy Anne Salz

Senior Contributor

Enterprise & Cloud

Economic life this summer is picking up at such a rapid pace that The Guardian recently compared the rebound to the Roaring 20s, when "people came out from the gloom of a devastating flu pandemic and a global war to foxtrot and make merry." People are out, about and celebrating. Physical businesses, from restaurants to rental homes, are booming. And economic headwinds are also a boost for mobile finance apps, the number one destination consumers depend on to get their lives and budgets back on track as they resume their normal lives.

For over 15 months life has been anything but routine. Some consumers, forced to fall behind on bills when their jobs and livelihoods were in the grip of the virus, are looking to finance apps to achieve financial wellness and peace of mind. Others, fortunate to have accumulated cash in lockdown, are exploring fintech apps to make smart investment decisions.

Across the spectrum, strong consumer demand is driving interest and installs in what is shaping up to be a banner year for finance apps. That would make it two in a row, according to the 2021 Mobile Finance Apps Report. The market analysis, produced by app market intelligence provider App Annie in partnership with app marketing and retargeting platform Liftoff, revealed that finance apps hit a new record last year: App downloads, which totaled a massive 4.6 billion in 2020, outpaced total downloads across all categories by a factor of 2.

Massive demand also meant marketers had to splash out more cash to acquire users. The cost per install (CPI) hit $2.45, a price tag roughly 25% more expensive than the previous year. Fortunately, app engagement rates jumped even higher. At 25.1%, conversion rates increased more than one-third compared to the previous year, confirming value for money.

Visibility into data and benchmarks like the ones revealed in the latest finance app report help marketers set important performance targets. But marketers also need to balance short-term performance marketing objectives with longer-term brand-building goals.

Why marketing needs new metrics

Tackling both immediate and sustained objectives requires a new mindset with both a broader and more strategic set of metrics, App Annie CEO Ted Krantz told me in an interview. First, marketers have to move beyond "the relentless pursuit of downloads, revenues and MAU/DAU metrics." Then, they have to focus on "these other dimensions and data that allow them to develop sophisticated marketing strategies that play across the entire hourglass."

Marketers who clear that hurdle need to reframe the metrics they rely on based on a more holistic view of the audience and the competitive landscape. With this in mind, App Annie has developed a new Mobile Performance Score.

The decision to launch the Performance Score was deliberate and well timed, Krantz says. The proprietary metric is like a FICO score, in that it captures a composite of over a dozen performance metrics related to acquisition, monetization, engagement and sentiment. As finance companies’ overarching goal post pandemic is to help consumers learn better saving and investment habits, fintech app success requires brands to be effective in their marketing and human in their message. And it requires a more sophisticated metric that allows marketers to measure both.

A deep dive into the 2021 Finance Apps Report shows why nuanced, customer-centric measurement across the lifecycle is critical. Applying the Mobile Performance Score to evaluate the breakout finance apps of 2020 across Japan, the U.K. and the U.S. shows that session time, while an adequate indicator of how audiences are engaging with your app, isn't the only measure of success.

Banking app Chase Mobile, for example, reached a performance score of 90 compared to fintech app Robinhood, which hit 93, the second highest score in the group. But a deeper examination also reveals Chase led with a sentiment score of 97, nearly 2x that of Robinhood during the time period (Feb 14-20 2021).

Winning with strong brand and soft skills

Do the math, and App Annie's Performance Score builds on the business imperative management thinker and guru Peter Drucker highlighted long before mobile and apps. “What gets measured gets managed,” Drucker wrote in his 1954 book, The Practice of Management. By the same token, what can be measured can be improved.

To help marketers drive customer connection and conversion—and make course corrections along the way that deliver meaningful and measurable results—I draw three key lessons from my interviews with three accomplished mobile marketers, including Mobile Heroes recognized for their marketing accomplishments. [Disclosure: Liftoff retains my services as an online talent, producer and content consultant.]

#1 Driving positive behavior can pay dividends.

When Acorns started offering investment products in 2014, it was the first company worldwide to offer micro-investing, allowing members to round up purchases and automatically invest the change in a diversified portfolio. The aim was to make saving and investing simple for investors of all ages. (The average age of an Acorns user is 34 years old, and 60% are first-time investors.) Today, the company counts more than 4 million subscribers on its platform who have saved and invested over $9.6 billion. Now Acorns, which announced in May that it would go public through a merger with special purpose acquisition company (SPAC) Pioneer Merger Corp, is ready to take on a new challenge.

Acorns wants to enable financial wellness and bring financial literacy to the mainstream. Addressing this opportunity, the company says, will help it execute on the goal of more than doubling its user base by 2025. It's an ambitious goal that will no doubt get a massive boost from marketing and messaging that "simplifies investing and rewards positive, long term behaviors,” says Noah Kerner, CEO of Acorns. A prime example is the Acorns Path to $1,000,000. The sweepstakes leverages a gamified roadmap to financial wellness, laying out the steps members can take to grow their wealth. Entries for a chance to win a million dollars invested in their Acorns investment account reward members who take steps to improve their financial wellness, and stick with their Acorns account throughout 2021.

Kerner’s advice: “Achieving big goals begins with good habits. Especially after last year, we want to help our customers adopt the right behaviors to achieve long-lasting financial benefits for themselves and their families.” Acorns Path to $1,000,000 customizes messaging and marketing to help members understand the product's value beyond the prize. “We created a simple roadmap that helps customers make good choices, earn potential rewards, and take important steps to achieve key money milestones.” Badges, push notifications, nudges and other approaches activate and motivate members to pick and stay the course. To become a one-stop-shop for savings and investing, Acorns recently acquired Harvest. This debt-reduction startup allows customers to identify how much they pay in interest payments and fees to financial institutions. And it's not just a tool customers can use to see where they can save money. Harvest is also an AI-powered bot that auto-negotiates reductions for Acorns subscribers and non-subscribers in the process. Brands looking to mirror Acorns' success should take marketing beyond selling to truly helping customers to improve their lives.

#2 Simple messages can have a huge impact.

As consumers depend on fintech apps for advice to improve their financial wellness, effective campaigns are less about informing users and more about inspiring them to aim high, think positive and set stretch goals. The combination of holistic product and human marketing can unlock consumers' potential to improve their situations and pursue better outcomes. That is the approach of Moneyhub, a U.K. company that has developed open-banking technology allowing consumers to connect current accounts, credit cards, savings accounts, mortgages, pensions and investments. The subscription app also lets members analyze and forecast spending and set goals based on modeling that shows how finances will look in the future.

Aligned with Moneyhub's aim to "further personal financial resilience in 2021," marketers tapped into the determination people feel about making and keeping New Year's resolutions to drive brand awareness and virality. Dubbed the #8DaysOfMoneyhub, the campaign matched each first letter in the word Moneyhub with positive phrases (Have confidence in your finances) and solid advice (Establish savings and spending goals). "We wanted to lean on our existing user base to share and broaden a positive message," Iain Russell, Head of Performance Marketing at Moneyhub, tells me in an interview. "To drive the conversation, we engaged with existing users via email, in-app messaging and push notifications—and incentivized them in proportion to their individual contribution to the wider conversation in social." Following, liking and commenting on posts qualified existing users for a chance to win a lifetime subscription to the app and a GBP100 Amazon voucher.

Russell's advice:  "Positivity breeds virality—so make sure you lead with a message everyone can understand, share and make part of their personal narrative." The #8DaysOfMoneyhub campaign was this and more. Among the results, the company says, open rates increased significantly (+40% for emails and +70% for in-app messages), Instagram followers more than doubled (+217%) and app installs rocketed (+51% for iOS and +76% for Android). Across all campaigns and channels, Russell recommends that marketers map a journey that cheers users on as they reach milestones and clear hurdles. "It's all about using intelligent nudges and notifications to provide feedback and a feeling of empowerment."

#3 Strong brand fuels high performance.

Performance marketing draws from data to power customer-centric campaigns and deliver measurable results. Brand marketing wields creative to increase awareness, communicate values and encourage customer loyalty. Both coexist and compete for budget. And both are being reimagined as marketers seek a balance. "Instead of performance supporting brand, we like to think of it as brand supporting performance because it's brand that drives top-funnel awareness and acquisition," Sally Chi, Growth Manager at Chime, tells me in an interview. In her current role at Chime—a fintech company founded on the premise that basic banking services should be helpful, easy, and free—Chi spearheads portfolio diversification, including mobile campaigns, affiliate and content marketing, web display and programmatic and direct mail.

"Brand is what we stand for. The more users see, understand and connect with our values and our mission to help members achieve financial peace of mind, the more likely they are to convert after seeing an ad later on," Chi says. It's here that Chime's pioneering approach to "performance branding" unlocks innovation at the intersection of performance and brand to help build brand trust and equity. A prime example is Chime's jersey patch sponsorship deal with the Dallas Mavericks, the American professional basketball team owned by billionaire Mark Cuban. "Performance marketing is competitive, and a strong brand allows us to drive down costs where it counts," Chi says. "It's all about increasing awareness to increase the numbers of consumers who are coming in to sign up for Chime," she says. According to research firm eMarketer, Chime is on its way to reach 13.1 million U.S. account holders this year, up 30.7% over last year. That makes it the leader in its category, a position it is likely to cement by 2025, when the company is forecast to reach 22.7 million members.

Chi's advice: "Consumers are attracted by the brands that offer the most trust and the best experience, so educate consumers about both." Personalization is important—but product is critical. "The best marketing combines both to stand out from the noise and show the company stands firmly on the side of the consumer." Consumers are attracted by the brands that offer the most trust and the best experience, so educate consumers about both." Personalization is important – but product is critical. This consumer-aligned approach has informed Chime's string of recent products. Last year the company developed Credit Builder, offering a  new kind of credit card experience. The money members move to their secured account is the amount they can spend on the card. Purchases made with the card help members establish good credit. It's a positive experience that marketing has to support with straight talk about clear benefits, Chi says. "We want people to see how they can improve and take control of their financial lives. “We focus on the benefits by making it actionable, and that gives us more efficiency in our marketing spend.”

While market conditions will continue to evolve as the economy heats back up, fintech app marketers’ focus on true consumer value will surely pay dividends. As these experts’ advice demonstrates, what matters at the end of the day is customer success. Counting downloads may be simpler, but understanding more complex engagement dynamics is the better long-term investment.